Press release

July 19, 2010

VIRGINIA GRANTS 153,250 STOCK OPTIONS

Virginia Mines Inc. (“Virginia”) announces that today it has granted 153,250 stock options to its directors, officers, employees and service providers.

Of this number, 51,000 have been granted to its directors and officers and 102,250 have been granted to its employees and service providers. Each stock option entitles its holder to subscribe to one common share of Virginia at a price of $7.21 per share, which is higher than the July 16, 2010 closing price on the Toronto Stock Exchange. The expiry date of the options is July 19, 2020.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at May 31, 2010, and 30,145,442 shares issued and outstanding as at June 30, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, Paul Archer, V-P Exploration or André Gaumond, President.

200-116 St-Pierre

www.virginia.qc.ca

Tel. 800-476-1853

Quebec, QC G1K 4A7

mines@virginia.qc.ca

Tel. 418-694-9832

Canada

Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.